                                                   OBM APPROVAL
                                                   OBM Number:  3235-0145
                                                   Expires:  August 31, 1999
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                                                   hours per response....14.90

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                              (Amendment No. 2)*

                                DTM Corporation
--------------------------------------------------------------------------------
                               (Name of Issuer)

                        Common Stock, $.0002 par value
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  23333L 103
--------------------------------------------------------------------------------
                                (CUSIP Number)

                       Anthony Mariotti, Managing Member
                         Proactive Finance Group, LLC
                        221 West 6th Street, Suite 1520
                             Austin, Texas  78701
                                (512) 481-1495
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)
                                  Copies to:
                               Curtis R. Ashmos
                           Locke Liddell & Sapp LLP
                            100 Congress, Suite 300
                                (512) 305-4716

                                 June 11, 1999
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S)240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section for the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    DTM Acquisition Company, L.P. ("DTMAC")
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      SC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Texas
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             3,509,357  /1/
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          3,509,357  /1/
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      3,509,357  /1/
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      50.32%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN
------------------------------------------------------------------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                       Proactive - DTM, L.P. ("Pro-DTM")
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      SC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Texas
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             3,509,357   /1/
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          3,509,357   /1/
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      3,509,357   /1/
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      50.32%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN
------------------------------------------------------------------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Proactive Finance Group, LLC ("Proactive")  74-2848895
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      SC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Texas
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             3,509,357/1/
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          3,509,357/1/
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      3,509,357/1/
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      50.32%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      00
------------------------------------------------------------------------------

__________________________
/1/ On January 2, 1999, Proactive entered into a Stock Purchase Agreement (the "Agreement") with The B.F. Goodrich Company ("Goodrich"), pursuant to which, upon the terms and conditions set forth therein, Goodrich agreed to sell, and Proactive or its assignee agreed to purchase, 3,157,190 shares of the Common Stock, par value $.0002 per share, of DTM Corporation, a Texas corporation (the "Shares"). In addition, Goodrich agreed in such Stock Purchase Agreement to certain restrictions on the voting of its shares as set forth in Item 5 below. On February 12, 1999, Proactive assigned its rights under the Agreement to DTMAC. The general partner of DTMAC is Pro-DTM and the general partner of Pro-DTM is Proactive. On February 12, 1999, DTMAC acquired the Shares from Goodrich. On June 11, 1999 DTMAC acquired an additional 352,167 shares (the "Additional Shares") as partial payment of a debt obligation owed by DTM Corporation to Goodrich and acquired by DTMAC pursuant to the Agreement. By reason of the provisions of Rule 13d-3 of the Securities Exchange Act of 1994, as amended (the "Act'), each of Proactive, DTMAC and Pro-DTM may be deemed to own beneficially the Shares and the Additional Shares.

This Amendment No. 2 amends the statement on Schedule 13D which was originally filed on January 12, 1999 by Proactive and amended by Amendment No. 1 filed on February 26, 1999 by Proactive, DTMAC, and Pro-DTM (the "Schedule 13D"). Capitalized terms used herein and not otherwise defined have the meaning set forth in the Schedule 13D.

Except as specially provided herein, this Amendment No. 2 does not modify any of the information previously reported on the Schedule 13D.

Item 3 is hereby amended by adding the following paragraph:

On June 11, 1999 DTMAC and DTM Corporation (the "Issuer") completed a transaction pursuant to which DTMAC was repaid a certain debt obligation in the amount of $909,273.63 by the deliverance to DTMAC by the Issuer of (i) cash in the amount of $454,273.63 and (ii) 352,167 shares of the common stock of the Issuer. The debt obligation had been acquired by DTMAC from Goodrich in connection with the Agreement.

Item 4 is hereby amended by adding the following paragraph:

The Issuer's repayment of the debt obligation acquired by DTMAC in connection with its purchase of common stock of the Issuer completes the earlier transaction and results in DTMAC owning approximately 50.32% of the outstanding stock of the Issuer.

Item 5 is hereby amended and restated as follows:

Item 5.   Interest in Securities of the Issuer.

Each of Proactive, DTMAC and Pro-DTM may be deemed to have beneficial ownership, as defined in Rule 13d-3, of the Shares and the Additional Shares, which represent approximately 50.32% of the total amount of the outstanding shares of common stock of the Issuer.

Item 6 is hereby amended by adding the following paragraph:

Pursuant to the Debt Repayment Agreement dated as of April 12, 1999 between DTMAC and the Issuer, the Issuer agreed to repay its obligation to DTMAC by delivering (i) a check for $454,273.63 and (ii) 352,167 shares of the common stock of the Issuer. As a condition to the consummation of the Debt Repayment Agreement, the Issuer and DTMAC entered into a Registration Rights Agreement pursuant to which DTMAC was granted certain registration rights with respect to all of the shares of the Issuer owned by it.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 24, 1999.


                                    PROACTIVE FINANCE GROUP, LLC,
                                    a Texas limited liability company


                                    By:  /s/ Anthony Mariotti
                                        -----------------------------------
                                         Anthony Mariotti
                                         Managing Member


                                    DTM ACQUISITION COMPANY, L.P.,
                                    a Texas limited partnership

                                         By:  Proactive-DTM, L.P.,
                                         a Texas limited partnership


                                         By:  Proactive Finance Group, LLC,
                                         a Texas limited liability company

                                    By:  /s/ Anthony Mariotti
                                        -----------------------------------
                                         Anthony Mariotti
                                         Managing Member


                                    PROACTIVE-DTM, L.P.,
                                    a Texas limited partnership

                                         By:  Proactive Finance Group, LLC,
                                         a Texas limited liability company

                                    By:  /s/Anthony Mariotti
                                        -----------------------------------
                                         Anthony Mariotti
                                         Managing Member